UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 1, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS OPENING CEREMONY FOR QUALITY STEEL PRODUCING COMPLEX AT
CHELYABINSK METALLURGICAL PLANT

Chelyabinsk, Russia — March 01, 2012 – Mechel OAO (NYSE: MTL), one of the
leading Russian mining and metals companies, reports that a ceremony was held to launch the first line of Chelyabinsk Metallurgical Plant’s universal rolling mill — a complex producing quality steel. JSC Russian Railways’ President
Vladimir Yakunin, Chelyabinsk Region’s Governor Mikhail Yurevich, Chelyabinsk’s
City Administration Chief Sergei Davydov and other guests attended the ceremony.
JSC Russian Railways’ President Vladimir Yakunin, Chelyabinsk Region’s Governor
Mikhail Yurevich, Russian Industry and Trade Ministry’s Basic Industries
Department Director Viktor Semenov, Chelyabinsk Region’s Chief Federal Inspector
Artyom Pushkin, Chelyabinsk’s City Administration Chief Sergei Davydov, JSC
Russian Railways’ Vice-President for Infrastructure Vladimir Vorobyov and Head
of South Urals Railway (JSC Russian Railways’ branch) Viktor Popov visited
Chelyabinsk Metallurgical Plant as part of a working trip.
After the ceremony’s official part, Mechel OAO’s Chairman of the Board of
Directors Igor Zyuzin, JSC Russian Railways’ President Vladimir Yakunin and
Chelyabinsk Region’s Governor Mikhail Yurevich cut the symbolic ribbon and launched the complex producing quality steel which will be used to manufacture rails among other products. It includes blooming concaster # 5 with an annual capacity of 1 million tonnes,  two-position ladle-furnace #4 with an annual capacity of 1.2 million tonnes of steel, and a two-chamber vacuum degasser with an annual capacity of 650 thousand tonnes which were launched for hot testing in
December 2011. All of the complex’s facilities are equipped with modern environment-friendly technology — a circuit water-supply cycle and dust-gas filtering systems.
The delegation also toured the site for the second line of the long rail production complex — the universal rolling mill itself — to see the progress of the construction, including the reheating furnace, the rolling mill line, the rail treatment area, the rollshop complex and the rail-welding installation which will weld the 100-meter rails into 800-meter strings.
Investment in the entire rail- and beam-producing complex will total some 853.9 million dollars.
JSC Russian Railways’ President Vladimir Yakunin hailed the launch of the quality steel producing complex as a vivid event in the cooperation between
Russian Railways and Mechel OAO. “This is a serious step forward toward expanding the partnership of the two companies, the drive to achieve new results not only in business, be it transport or steelmaking, but certainly for the development of the entire Russian economy,” Vladimir Yakunin stressed.
“It is very important for us that the plant is becoming very modern. We are glad that great funds are being invested in Chelyabinsk Region’s development. I am absolutely sure that once the plant’s modernization is fully complete, the plant will be on a par with the world’s leading producers, and we will be getting more jobs and taxes, which is very important,” Chelyabinsk Region’s Governor Mikhail
Yurevich noted.
 “The quality steel production complex was constructed as part of setting up a new technological production chain of long rails at Chelyabinsk Metallurgical
Plant — from making steel to rolling and thermal treatment. The complex’s units will enable the plant to produce high-quality billets for the universal rolling mill, which will have all the qualities required to produce 100-meter rails of high resistance to wear, contact endurance and reliability in low temperatures.
These parameters are especially important considering the climatic specifics of rail use in most of Russia’s territory,” Mechel OAO’s Chairman of the Board of
Directors Igor Zyuzin noted.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
 ***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: March 01, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO